

October 15, 2012

Via E-mail
Rex T. Clevenger
Chief Financial Officer
Universal Hospital Services, Inc.
6625 West 78th Street; Suite 300
Minneapolis, MN 55439-2604

> **Re:** **Universal Hospital Services, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 22, 2012**
> **Response dated October 5, 2012**
> **File No. 0-20086**

Dear Mr. Clevenger:

We have reviewed your response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Medical Equipment Outsourcing Segment – Manage & Utilize, page 41

1. So that we may better evaluate your materiality assessment regarding the classification error for gains on recalled infusion pumps, please address the following both at the consolidated level and at the reportable segment level for the segment affected by this error:
   - Please provide us with a schedule that presents in tabular form the dollar amounts for revenues, cost of sales, gross margin and gross margin percentage as originally reported compared to how they would appear if they were correctly presented in cost of sales from the first period when these gains were recognized. The table should also present the dollar and percentage change between the as reported and if reported figures. We would

      like to see this information for all fiscal years affected as well as for each quarterly and year to date period in 2012 (for example, the three and six months ended June 30, 2012).

- For the September 30, 2012 quarterly and year to date periods and the budgeted annual 2012 period, please provide us with information similar to that requested in the bullet above. In doing so, please include two comparisons for each period:
  - In the first, compare the differences between including all gains on recalled infusion pumps in revenues versus including them all in cost of sales and
  - In the second, compare the differences between your proposed correction method (revenue classification for the first half of 2012 and cost of sales classification for the second half of 2012) versus including all of these gains in cost of sales.
- In your response dated October 5, 2012, you indicated that some of the percentages provided in your September 24, 2012 response to comment five were calculated using net recall gains instead of using the recall gains that were classified as revenue. Please tell us if any of the amounts in the proposed disclosure you provided in your September 24, 2012 response to comment five were calculated based on the net recall gains. If so, please provide us with your revised proposed disclosure based on the total gross recall gains so that investors can better understand the true scope of the error.
- Please show us what you anticipate the selected quarterly financial data disclosures in your upcoming Form 10-K will look like. Refer to Item 302(a) of Regulation S-K.

      You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions.

                Sincerely,

                /s/ Rufus Decker

                Rufus Decker
                Accounting Branch Chief